September 24, 2024

Akash Patel
Chief Financial Officer
NET Power Inc.
320 Roney St., Suite 200
Durham, NC 27701

       Re: NET Power Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed March 11, 2024
           File No. 001-40503
Dear Akash Patel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing